Exhibit 99.1

ASX / Media Release

Immutep Quarterly Activities Report & Appendix 4C Q3 FY26

•	Following IDMC recommendation after interim futility analysis the decision was made to discontinue the TACTI-004 Phase III trial

•	Root cause analysis is ongoing and implications for the broader eftilagimod alfa development program are under review

•	Phase I IMP761 data demonstrates favourable safety profile; trial progressing to multiple ascending dose phase; data expected at EULAR conference in June CY2026

•	Cash, cash equivalent and term deposit position of A$110.6 million, providing an expected cash reach into H1 CY2028 based on current assumptions.

SYDNEY, AUSTRALIA – 30 April, 2026 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company targeting cancer and autoimmune diseases, provides an update on its activities for the quarter ended 31 March 2026 (Q3 FY26).

LUNG CANCER

TACTI-004 (KEYNOTE-F91) – Phase III Trial in 1L NSCLC

In March 2026, Immutep announced that the Independent Data Monitoring Committee (IDMC) for the TACTI-004 Phase III study evaluating eftilagimod alfa (“efti”) in patients in first-line non-small cell lung cancer (1L NSCLC) had recommended the discontinuation of the trial following a planned interim futility analysis in accordance with the study protocol.

The futility analysis was based on data from approximately 170 patients and included a review of baseline disease characteristics, safety, and overall response rate (“ORR”).

After carefully considering the recommendation of the IDMC, as well as conducting its own internal review of the data, Immutep has followed the IDMC’s recommendation and decided to discontinue TACTI-004. Notably, Immutep’s review included additional data such as early interim progression-free survival data.

More specifically, the Company decided that it was necessary to discontinue TACTI-004 because patients receiving a combination of efti, KEYTRUDA and chemotherapy (the “efti arm”) were underperforming relative to patients receiving a combination of placebo, KEYTRUDA and chemotherapy (the “control arm”). This outcome was unexpected, given that efti combined with standard of care has typically produced higher response rates when compared to historical studies or controls. In particular, this outcome was notably inferior to results observed in INSIGHT-003 which was testing the same combinations in non-squamous 1L NSCLC patients.

In response to the IDMC’s recommendation, enrolment in TACTI-004 has been halted and Immutep is implementing an orderly wind-down of the study, including appropriate patient follow-up and site close-out in accordance with regulatory and ethical obligations.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

While this is a disappointing outcome, it is important to note that this decision relates specifically to TACTI-004 and does not necessarily mean that efti as a broader development program will be discontinued.

Immutep is conducting a thorough review of available data to understand factors behind the futility outcome, examining clinical, operational, analytical, and manufacturing aspects. The process includes collecting and analysing patient samples from TACTI-004 across up to 150 sites and relevant data cleaning. This root cause analysis may extend into Q3 CY2026, depending on data availability and logistics, covering database lock, statistical analysis, and laboratory data review.

Dr. Reddy’s Laboratories Ltd. (“Dr. Reddy’s”), a key licensing partner for Immutep’s efti, continues to demonstrate support and provide technical expertise to assist with the completion of the root cause analysis.

“We continue to work collaboratively with Immutep on the ongoing evaluation of eftilagimod alfa, with a shared focus on determining the appropriate path forward” stated M.V. Ramana, CEO – Global Generics, Dr. Reddy’s.

INSIGHT-003 – Phase I Trial in Non-Squamous 1L NSCLC

Patients in the investigator-initiated INSIGHT-003 trial, in which dosing had been completed, continue to be followed up.

In this study, the combination of efti with KEYTRUDA and chemotherapy has generated strong objective response rates (ORR) and disease control rates (DCR) in 51 evaluable patients with advanced or metastatic non-squamous 1L NSCLC across all PD-L1 expression levels.1

SOFT TISSUE SARCOMA

EFTISARC-NEO – Phase II Trial in Soft Tissue Sarcoma

The investigator-initiated EFTISARC-NEO Phase II trial was evaluating efti with radiotherapy plus KEYTRUDA in the neoadjuvant setting for resectable soft tissue sarcoma (STS).

The study met its primary objective and patients show a strong immune system activation in line with efti’s mode of action, with statistically significant increases in the expression of key cytokines and chemokines in peripheral blood — specifically CXCL9, CXCL10, IL-23, and IFN-γ.2,3 Dosing is completed, and patients are being followed up for disease free survival.

In April 2026, Immutep announced that it had received an orphan drug designation for efti in this setting from the FDA.

BREAST CANCER

AIPAC-003 – Phase II Trial in Metastatic Breast Cancer

Immutep continues to follow up patients in the AIPAC-003 Phase II trial which is evaluating efti in combination with chemotherapy in hormone receptor positive (HR+), HER2-negative/low metastatic breast cancer resistant to endocrine-based therapy or metastatic triple-negative breast cancer not eligible for PD-(L)1-based therapy.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

Patients were randomised 1:1 (N=66) to receive either 30 mg or 90 mg efti in combination with chemotherapy to determine the optimal biological dose (OBD) of efti consistent with the FDA’s Project Optimus initiative. Dosing is complete, and patients are being followed up for overall survival.

Investigator-Initiated Phase II Trial for Neoadjuvant Efti in HR+/HER2-negative Breast Cancer

A proposed investigator-initiated Phase II trial evaluating neoadjuvant efti as monotherapy and in combination with chemotherapy prior to surgery in early-stage HR+/HER2-negative breast cancer patients is on hold and subject to the root cause analysis related to TACTI-004.

IMP761 DEVELOPMENT PROGRAM FOR AUTOIMMUNE DISEASE

IMP761 – Phase I Trial

In March 2026, Immutep announced an update from the placebo-controlled, double-blind first-in-human Phase I study in healthy participants evaluating IMP761, a first-in-class LAG-3 agonist antibody for autoimmune diseases.

The single ascending portion of the Phase I trial has now been completed, with dosing up to 14 mg/kg and no safety concerns observed. The study is now continuing in the multiple ascending dose (MAD) phase, which is evaluating pharmacokinetics and safety at two dose levels, with completion expected in 3Q CY2026.

The Company will present details on IMP761 at the upcoming EULAR 2026 Congress, which will be held in London, from 3–6 June 2026 and plans to release additional data in 2H CY2026.

INTELLECTUAL PROPERTY

During the quarter, Immutep was granted a new patent in Mexico directed to an assay for use in measuring the potency of IMP761 as part of a quality control step in production of the agonist LAG-3 antibody.

A new Japanese patent was also granted during the quarter directed to LAG525. The patent is co-owned by Immutep S.A.S. and Novartis AG and exclusively licensed to Novartis AG.

FINANCIAL SUMMARY

During the quarter, Immutep continued to exercise prudent cash management, particularly in light of the TACTI-004 Phase III discontinuation.

The Company is well funded with a cash and cash equivalent, and term deposit balance as at 31 March 2026 of approximately A$110.6 million, which is better than the FY2026 budget. However, this cash balance will be reduced by the wind down costs of TACTI-004 and associated activities.

The total balance consists of 1) a cash and cash equivalent balance of A$84.3 million and 2) bank term deposits totaling A$26.3 million, which have been recognised as short-term investments due to having maturities of more than 3 months and less than 12 months.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

In Q3 FY26, cash receipts from customers were A$28.85 million, which is mainly due to the US$20 million (A$28.84 million4) upfront payment from Dr. Reddy’s. The net cash used in G&A activities in the quarter was A$0.9 million compared to A$1.3 million in Q2 FY26.

In respect of the upfront licence fee of US$20 million received from Dr. Reddy’s in January 2026, US$2.7million (A$4.1 million5) was recognised as revenue and US$17.3 million (A$25.8 million6) was recognised as unearned revenue in the Company’s Half Year Financial Report for the period ended 31 December 2025.

Following the discontinuation of TACTI-004, a payment obligation has arisen under the Company’s licence agreement with Dr. Reddy’s. Under the licence agreement terms, the Company must pay US$10 million to Dr. Reddy’s by June 2026 in these circumstances. No payment has been made to Dr. Reddy’s at the date of this announcement. The expected payment will result in a cash outflow of US$10 million in the June 2026 quarter and corresponding reduction in unearned revenue. The remaining balance of US$7.3 million in unearned revenue is expected to be recognised as revenue for the half-year ending 30 June 2026.

As previously disclosed, under the terms of the licensing agreement, Dr. Reddy’s has the exclusive rights to develop and commercialise efti in the licensed territories; Immutep has an entitlement to potential regulatory, development and commercial milestone payments of up to US$349.5 million; royalties on commercial sales in the licensed territories; and Immutep retains global manufacturing rights and will supply the product to Dr. Reddy’s in the licensed markets.

The cash used in R&D activities during the quarter was A$11.8 million, compared to A$9.9 million in Q2 FY26. Payment for staff costs was A$2.6 million in the quarter, remaining the same level as in Q2 FY26. Total net cash inflows from operating activities in the quarter were A$13.5 million compared to net cash outflow of A$9.4 million in Q2 FY26.

Payments to Related Parties (detailed in item 6.1 of the Appendix 4C) comprises Non-Executive Directors’ fees and Executive Directors’ remuneration of A$515k.

Total net cash inflow received in investing activities for the quarter was A$20k, which is mainly the refund of an office security deposit.

After the TACTI-004 Phase III futility outcome, the Company has started to initiate cost reduction measures to preserve capital and extend its cash runway. These measures include a targeted reduction in headcount and other operating expense reductions. The discontinuation of TACTI-004 also precipitates a reduction in cash outlays due to the trial activity being wound down. At the time of preparing this report, the Company expects its cash runway to extend into H1 of CY28.

About Immutep

Immutep is a clinical-stage biotechnology company developing novel immunotherapies for cancer and autoimmune diseases. The Company is a pioneer in the understanding and advancement of therapeutics related to the Lymphocyte Activation Gene-3 (LAG-3)/MHC Class II immune control mechanism, and its diversified product portfolio harnesses the ability of this mechanism to stimulate or suppress the immune system. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

For more information, please visit www.immutep.com.

1. ESMO Congress 2025 Poster Presentation, “Eftilagimod alpha (soluble LAG-3 protein) combined with 1st line chemo-immunotherapy in metastatic non-squamous non-small cell lung cancer (NSCLC) – Updates from INSIGHT-003 (IKF-s614)”.

2. ESMO Congress 2025 Proffered Paper presentation, “EFTISARC-NEO: A phase II study of neoadjuvant eftilagimod alpha, pembrolizumab and radiotherapy in patients with resectable soft tissue sarcoma”.

3. CTOS 2025 Annual Meeting Oral Presentation, “Primary endpoint and translational correlates from EFTISARC-NEO: Phase II trial of neoadjuvant eftilagimod alfa (efti), pembrolizumab and radiotherapy in patients with resectable soft tissue sarcoma”.

4. Translated using the March 2026 quarter average AUD/USD exchange rate

5. Translated using December 2025 average AUD/USD exchange rate

6. Translated using 31 December 2025 AUD/USD closing exchange rate

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Australian Investors/Media:

Eleanor Pearson, Sodali & Co.

+61 2 9066 4071; eleanor.pearson@sodali.com

U.S. Investors/Media:

Matthew Beck, astr partners

Ph: +1 (917) 415-1750; matthew.beck@astrpartners.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia; ABN: 90 009 237 889

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity
Immutep Limited

ABN	Quarter ended (“current quarter”)
90 009 237 889	31st March 2026

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	28,848	28,867
1.2	Payments for
	(a) research and development	(11,765)	(37,519)
	(b) product manufacturing and operating costs	—	—
	(c) advertising and marketing	(143)	(275)
	(d) leased assets	—	—
	(e) staff costs	(2,627)	(8,597)
	(f) administration and corporate costs	(923)	(2,779)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	352	1,948
1.5	Interest and other costs of finance paid	(7)	(21)
1.6	Income taxes paid	—	—
1.7	Government grants and tax incentives	—	4,676
1.8	Other (provide details if material) -Intellectual property management	(225)	(1,274)

1.9	Net cash from / (used in) operating activities	13,510	(14,974)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	—	—
	(b) businesses	—	—
	(c) property, plant and equipment	(5)	(99)
	(d) investments	—	(5,000)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
	(e) intellectual property	—	—
	(f) other non-current assets	—	(55)
2.2	Proceeds from disposal of:
	(a) entities	—	—
	(b) businesses	—	—
	(c) property, plant and equipment	—	—
	(d) investments	—	40,461
	(e) intellectual property	—	—
	(f) other non-current assets	25	25
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received (see note 3)	—	—
2.5	Other (provide details if material)	—	—

2.6	Net cash from / (used in) investing activities	20	35,332

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	—	—
3.2	Proceeds from issue of convertible debt securities	—	—
3.3	Proceeds from exercise of options	—	—
3.4	Transaction costs related to issues of equity securities or convertible debt securities	—	—
3.5	Proceeds from borrowings	—	—
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material)	(37)	(153)

3.10	Net cash from / (used in) financing activities	(37)	(153)

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	72,747	67,408
4.2	Net cash from / (used in) operating activities (item 1.9 above)	13,510	(14,974)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
4.3	Net cash from / (used in) investing activities (item 2.6 above)	20	35,332
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(37)	(153)
4.5	Effect of movement in exchange rates on cash held	(1,963)	(3,336)

4.6	Cash and cash equivalents at end of period	84,277	84,277

5.	Reconciliation of cash and cash equivalents	Current quarter $A’000	Previous quarter $A’000
	at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	32,782	38,627
5.2	Call deposits	3,256	4,470
5.3	Bank overdrafts	—	—
5.4	Other (provide details if material)-Term deposit	48,239	29,650

5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	84,277	72,747

6.	Payments to related parties of the entity and their associates		Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		515
6.2	Aggregate amount of payments to related parties and their associates included in item 2		—

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of Non-Executive Directors’ fees and Executive Directors’ remuneration.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	—	—
7.2	Credit standby arrangements	—	—
7.3	Other (please specify)	—	—

7.4	Total financing facilities	—	—

7.5	Unused financing facilities available at quarter end		—

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
N/A

8.	Estimated cash available for future operating activities		$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)		13,510
8.2	Cash and cash equivalents at quarter end (item 4.6)		84,277
8.3	Unused finance facilities available at quarter end (item 7.5)		—
8.4	Total available funding (item 8.2 + item 8.3)		84,277
8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)		N/A	[1]
Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.
8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
Answer:

[1]

The positive net operating cashflow in this quarter was due to the upfront cash payment from Dr Reddy’s which is discussed in the Activities Report accompanying this Appendix 4C. Also, in addition to the total available funding at item 8.4, which does not include term deposits with maturities of greater than 3 months, Immutep has A$26.32 million in bank term deposits with maturity greater than 90 days, resulting in an aggregate cash, cash equivalent and term deposit position of A$110.6 million as at 31 March 2026 and an expected cash reach into H1 CY2028 based on the current assumptions.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.6.2

Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:
8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Answer:
Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date: 30 April 2026

By the Board

Authorised by: ...................................................................................

(Name of body or officer authorising release – see note 4)

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

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